04017336

SECURI[illegible] MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24976

RECEIVED MAR 2 5 2004 187 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBSI Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1550 S. Tech Lane
(No. and Street)

Meridian (City) ID (State) 83642 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas L. Swenson (208) 955-9800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sielaff, Martin M., CPA
(Name – *if individual, state last, first, middle name*)

2128 Vista Ave. (Address) Boise, (City) Idaho (State) 83705 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Douglas Swenson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DBSI Securities Corporation, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: DBSI SECURITIES CORPORATION [0013]

SEC File Number: 8- 24914 [0014]

Address of Principal Place of Business: 1550 S. TECH LN. [0020]

MERIDIAN [0021] ID [0022] 83642 [0023]

Firm ID: 11687 [0015]

For Period Beginning 10/01/2003 [0024] And Ending 12/31/2003 [0025]

Name and telephone number of person to contact in regard to this report:

Name: DOUGLAS L. SWENSON, PRESIDENT [0030] Phone: (208)955-9800 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ____ [0032] Phone: ____ [0033]

Name: ____ [0034] Phone: ____ [0035]

Name: ____ [0036] Phone: ____ [0037]

Name: ____ [0038] Phone: ____ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ◉ [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

	Allowable	Non-Allowable	Total
1. Cash	9,610 [0200]		9,610 [0750]
2. Receivables from brokers or dealers:			
A. **Clearance account**	[0295]		
B. **Other**	[0300]	[0550]	0 [0810]
3. Receivables from non-customers	[0355]	[0600]	0 [0830]
4. Securities and spot commodities owned, at market value:			
A. **Exempted securities**	[0418]		
B. **Debt securities**	[0419]		
C. **Options**	[0420]		
D. **Other securities**	[0424]		
E. **Spot commodities**	[0430]		0 [0850]
5. Securities and/or other investments not readily marketable:			
A. **At cost** [0130]			
B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. **Exempted securities** [0150]			
B. **Other securities** [0160]			
7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. **Exempted securities**			

[0170]

B. Other securities

[0180]

8. Memberships in exchanges:

A. Owned, at market

[0190]

B. Owned, at cost		[0650]	
C. Contributed for use of the company, at market value		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11. Other assets	[0535]	[0735]	0 [0930]
12. **TOTAL ASSETS**	9,610 [0540]	0 [0740]	9,610 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	20 [1205]	[1385]	20 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders [1000]			
2. Includes equity subordination			

(15c3-1(d)) of

[1010]

	D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
	E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	20 [1230]	0 [1450]	20 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	3,197 [1792]
	C. Additional paid-in capital	10,555 [1793]
	D. Retained earnings	42,138 [1794]
	E. Total	55,890 [1795]
	F. Less capital stock in treasury	-46,300 [1796]
24.	TOTAL OWNERSHIP EQUITY	9,590 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	9,610 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2003 [3932] Period Ending 12/31/2003 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:		
	a. **Commissions on transactions in exchange listed equity securities executed on an exchange**		[3935]
	b. **Commissions on listed option transactions**		[3938]
	c. **All other securities commissions**		[3939]
	d. **Total securities commissions**		0 [3940]
2.	Gains or losses on firm securities trading accounts		
	a. **From market making in options on a national securities exchange**		[3945]
	b. **From all other trading**		[3949]
	c. **Total gain (loss)**		0 [3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue		34,063 [3995]
9.	Total revenue		34,063 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
	a. **Includes interest on accounts subject to subordination agreements**	[4070]	
14.	Regulatory fees and expenses		[4195]
15.	Other expenses		3,001 [4100]
16.	Total expenses		3,001 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)	31,062 [4210]

18. Provision for Federal Income taxes (for parent only)		[4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a. **After Federal income taxes of**	[4238]	
20. Extraordinary gains (losses)		[4224]
a. **After Federal income taxes of**	[4239]	
21. Cumulative effect of changes in accounting principles		[4225]
22. Net income (loss) after Federal income taxes and extraordinary items		31,062 [4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items	19,168 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☑ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☐ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- [4335A]	[4335A2]	[4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			9,590 [3480]
2. Deduct ownership equity not allowable for Net Capital			[3490]
3. Total ownership equity qualified for Net Capital			9,590 [3500]
4. Add:			
A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**			0 [3520]
B. **Other (deductions) or allowable credits (List)**			
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5. Total capital and allowable subordinated liabilities			9,590 [3530]
6. *Deductions and/or charges:*			
A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**		0 [3540]	
B. **Secured demand note deficiency**		[3590]	
C. **Commodity futures contracts and spot commodities - proprietary capital charges**		[3600]	
D. **Other deductions and/or charges**		[3610]	0 [3620]
7. Other additions and/or credits (List)			
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8. Net capital before haircuts on securities positions			9,590 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. **Contractual securities commitments**		[3660]	
B. **Subordinated securities borrowings**		[3670]	
C. **Trading and investment securities:**			
1. **Exempted securities**		[3735]	
2. **Debt securities**		[3733]	
3. **Options**		[3730]	
4. **Other securities**		[3734]	

D.	**Undue Concentration**	[3650]	
E.	**Other (List)**		
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10.	Net Capital		9,590 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	1 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	4,590 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	9,588 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		20 [3790]
17.	Add:		
A.	**Drafts for immediate credit**	[3800]	
B.	**Market value of securities borrowed for which no equivalent value is paid or credited**	[3810]	
C.	**Other unrecorded amounts(List)**		
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19.	Total aggregate indebtedness		20 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 0 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	___ [4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	___ [4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	___ [4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	___ [4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	___ [4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	___ [4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	___ [4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	___ [4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	___ [4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	___ [4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		8,528 [4240]
A.	Net income (loss)		31,062 [4250]
B.	Additions (includes non-conforming capital of	[4262])	[4260]
C.	Deductions (includes non-conforming capital of	[4272])	-30,000 [4270]
2.	Balance, end of period (From item 1800)		9,590 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

DBSI Securities Corporation

FINANCIAL REPORT

December 31, 2003

Independent Auditor's Report

Board of Directors
DBSI Securities Corporation

In planning and performing our audit of the financial statements of DBSI Securities Corporation for the year ended December 31, 2003, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by DBSI Securities Corporation that we considered relevant to the objectives stated in rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3.

The management of the company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of DBSI Securities Corporation taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

Martin M. Sielaff, CPA

Boise, Idaho
February 23, 2004

Independent Auditor's Report

Board of Directors
DBSI Securities Corporation

We have audited the accompanying statement of financial condition of DBSI Securities Corporation as of December 31, 2003, and the related statements of income, and changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express our opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DBSI Securities Corporation as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Report is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Martin M. Sielaff CPA

Martin M. Sielaff, CPA

February 23, 2004

DBSI Securities Corporation
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS		
CURRENT ASSETS		
Cash	$ 9,610	
TOTAL CURRENT ASSETS		$ 9,610
TOTAL ASSETS		$ 9,610
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accrued State Income Tax Payable		$ 20
TOTAL CURRENT LIABILITIES		20
STOCKHOLDERS' EQUITY		
Common Stock, $1.00 par value, 5,000 shares authorized and 3,263 shares issued	3,197	
Additional Paid in Capital	10,555	
Retained Earnings	42,138	
Less Treasury Stock	(46,300)	
TOTAL STOCKHOLDERS' EQUITY		9,590
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 9,610

See Accompanying Notes to Financial Statements.

DBSI Securities Corporation
STATEMENT OF INCOME
Year Ended December 31, 2003

REVENUES	
Overhead reimbursement	$38,895
Miscellaneous Income	168
	39,063
EXPENSES	
Professional Services	4,002
Office	30
Licenses & Dues	3,267
	7,299
INCOME BEFORE INCOME TAXES	31,764
Income Taxes-State	21
NET INCOME	$31,743

See Accompanying Notes to Financial Statements.

DBSI Securities Corporation
STATEMENT OF CHANGES IN STOCKHOLDERS'EQUITY
Year ended December 31, 2003

	Common Stock	Additional Paid in Capital	Retained Earnings	Treasury Stock	Total
Balance Jan. 31, 2002	$3,263	$12,990	$10,394	$(18,800)	$ 7,847
Treasury Stock	(65)	(2,435)		(27,500)	30,000
Net Income 12/31/2003			31,743		31,743
Balance Dec. 31, 2003	$3,198	$10,555	$42,137	$(46,300)	$ 9,590

See Accompanying Notes to Financial Statements.

DBSI Securities Corporation
STATEMENT OF CASH FLOWS
Year ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 31,743
Adjustments to reconcile net income to net cash provided by operating activities	
NET CASH FROM OPERATING ACTIVITIES	31,743
INVESTING ACTIVITIES	
Purchase Treasury Stock	30,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,743
CASH AND CASH EQUIVALENTS AT 12-31-02	7,867
CASH AND CASH EQUIVALENTS AT 12-31-03	$ 9,610

See Accompanying Notes to Financial Statements.

DBSI Securities Corporation
NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2003

Note A. Nature of Organization and Operations

The corporation was designed for direct marketing of commonly held companies.

Income Recognition

The Focus reports, books, and records of DBSI Securities Corporation are maintained on the accrual basis (for financial reporting according to generally accepted accounting principles.)

Income Tax Status

DBSI Securities Corporation, with the consent of its stockholders, has elected to have its income for the year ended December 31, 2003 taxed under section 1372 of the Internal Revenue code and a similar section of the state income tax law, which provide that, in lieu of corporation income taxes, the stockholders are taxed on their proportionate shares of the company's taxable income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note B. Statement of Changes in Liabilities Subordinated to Claims of General Creditors

As of December 31, 2003, DBSI Securities Corporation did not have any subordinated liabilities, therefore, a Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been included in this financial report.

Note C. Procedures Followed for Safeguarding Securities

Due to the nature of the practice of DBSI Securities Corporation, the corporation does not hold funds or securities of customers. Since DBSI Securities Corporation does not receive funds or securities, a review of procedures for safeguarding securities was not included within the scope of this audit under Rule 15C3-3.

DBSI Securities Corporation
NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2003

Note D. Material Inadequacies

Audit procedures did not disclose any material inadequacies in DBSI Securities Corporation's Financial Report as of December 31, 2003.

Note E. Treasury Stock

Treasury Stock is shown at cost and at December 31, 2003 consists of 2,066 shares of common stock.

Note F. Related Party Transactions

DBSI Realty Corporation a commonly held company provides office space and record keeping to DBSI Securities. All income comes from related parties.

Note G. Net Capital Requirements

Pursuant to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003 the Company had a net capital of $9,590 and net capital requirements of $5,000. The Corporation does not have any custodian accounts or investor funds held.

Note H. Reconciliation Net Capital

There are no material differences in the net capital.